Weil, Gotshal & Manges llp

201 REDWOOD SHORES PARKWAY REDWOOD SHORES, CA 94065	AUSTIN BOSTON BRUSSELS BUDAPEST DALLAS FRANKFURT HOUSTON LONDON MIAMI MUNICH NEW YORK PARIS PRAGUE SHANGHAI SINGAPORE WARSAW WASHINGTON, D.C.

November 16, 2004

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Abby Adams, Esq.

Re:	Getty Images, Inc.

Registration Statement on Form S-4

File No. 333-120122

Dear Ms. Adams:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced registration statement on Form S-4 (the “Form S-4”) of Getty Images, Inc. (the “Company”) in the letter dated November 10, 2004 (the “Comment Letter”) addressed to the undersigned.

On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to the Form S-4 (the “Amendment”) that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers referenced by the Company in this letter refer to the page numbers contained in the Amendment.

Form S-4

General

1.	We note that the offer commenced on November 1 and is scheduled to expire at 5:00 p.m. on November 30, 2004, the twentieth business day of the offer. As business days conclude at midnight Eastern time in accordance with Rule 13e-4(a)(3), it does not appear that your offer will be open for twenty business days as required by Rule 13e-4(f)(1)(i). Note that November 11 and November 25 are federal holidays. Please revise the offer so that it will be open at least twenty business days.

The terms of the exchange offer have been revised to reflect that the exchange offer will expire at 5:00 p.m., New York City time, on December 2, 2004.

2.	We note that the “terms of the New Debentures are identical in all material respects to the terms of the Outstanding Debentures,” although you have changed the conversion feature so that Getty Images may account for the new debentures under the treasury stock method (but carry over the holding period from the old debentures). If the outstanding debentures were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering. We note that it appears that some of the outstanding securities are held by affiliates.

The outstanding debentures were originally issued in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), to “accredited investors” as defined under Regulation D of the Securities Act. Such outstanding debentures were resold by the initial purchasers of the outstanding debentures pursuant to Rule 144A. The Company subsequently filed a resale registration statement on Form S-3 on August 13, 2003 (File No. 333-107952) (the “Resale Registration Statement”) providing the opportunity for all holders of outstanding Debentures to register for resale the outstanding debentures held by them. The Resale Registration Statement was declared effective by the SEC on November 25, 2003. To the Company’s knowledge, no current holder of the outstanding debentures is an affiliate of the Company.

As more fully described in the Form S-4, the Company is proposing to exchange the outstanding debentures for new debentures in an exchange offer registered under the Securities Act (the “Exchange Offer”). The Company could not effect the Exchange Offer pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act because the Company is paying the dealer manager for the Exchange Offer a fee for soliciting the tender of the outstanding debentures. Therefore, the Company must effect the Exchange Offer pursuant to an effective registration statement.

Although the outstanding debentures and new debentures are identical in many material respects, there are significant differences in certain terms as more fully described in the section of the prospectus entitled “Material Differences Between the Outstanding Debentures and the New Debentures.” In the Letter of Transmittal, the Company directs the holders of outstanding debentures to the section of the prospectus referenced in the preceding sentence for a description of such differences.

Special Note Regarding Forward-Looking Statements, page ii

3.	The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

The requested revision has been made to the section entitled “Special Note Regarding Forward-Looking Statements” on page ii.

Summary, page 1

4.	On page 4 you state that outstanding debentures not accepted for exchange will be returned “as promptly as practicable.” Rule 14e-1(c) requires you to exchange or return deposited securities “promptly after the termination or withdrawal of the tender offer.” Please revise the offer accordingly.

The requested revision has been made to the section entitled “Outstanding Debentures Not Tendered or Accepted for Exchange” on page 5.

Selected Financial Information, page 26

5.	Revise to disclose the book value per share as required by Item 1010(a)(4) of Regulation M-A. In addition, please revise to include all pro forma information required by Item 1010(b) of Regulation M-A. The information included in the “Capitalization” on page 25 and incorporated by reference into the Schedule TO does not appear to include all of the required pro forma information.

The Selected Financial Information on page 26 has been revised to include the book value per share.

The section entitled “Capitalization” on page 25 has been revised to include the Company’s debt as a percentage of total capitalization and book value per share, each on an actual and as adjusted basis.

Pursuant to Item 1010(b) of Regulation M-A, pro forma information disclosing the effect of the Exchange Offer is required to be furnished if it is material. The only impact on the Company’s financial statements from the exchange of the new debentures for the outstanding debentures will result from the payment of approximately $1.8 million consisting of transaction fees and the cash consideration. Such payment, which is immaterial, will have the most impact on the Company’s statement of income. The Company’s net income for the nine month period ended September 30, 2004 was $77,970,000. The after tax impact on net income from the payment of transaction fees and the cash consideration is approximately $1.1 million which is approximately 1.4% of the Company’s net income. Therefore, the payment of the transaction fees and the cash consideration does not have a material impact on the Company’s statement of income or the Company’s balance sheet, earnings per share, ratio of earnings to fixed charges or book value per share.

The Exchange Offer, page 27

Conditions to the Exchange Offer, page 27

6.	We note that the company may determine whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

The Company hereby confirms that if a condition precedent to the Exchange Offer is not satisfied, or in the Company’s reasonable judgment is determined not to be satisfied, and the Company accepts the outstanding debentures validly tendered in the Exchange Offer for exchange upon expiration of the Exchange Offer, such acceptance constitutes a waiver of any such conditions precedent.

7.	It is unclear whether you will be able to determine whether the second condition, that “the exchange shall not result in any adverse tax consequences to [you]” before the offer expires. Please revise this condition to clarify that you cannot assert it after the offer expires.

The second condition in the section entitled “Conditions to the Exchange Offer” on page 27 has been revised as requested.

8.	In the second bullet point of the third condition, you disclose that your offer may be amended or terminated if, in your reasonable judgment, an enumerated event has occurred that “would be material to holders of outstanding debentures in deciding whether to accept the exchange offer.” This appears to include both positive and negative effects. Please revise your disclosure to clarify those changes that would allow amendment or termination of the offer.

The second bullet point of the third condition in the section entitled “Conditions to the Exchange Offer” on page 28 has been revised to delete the following language: “. . ., or would be material to the holders of outstanding debentures in deciding whether to accept the exchange offer.”

9.	Refer to the last paragraph of this section. Please revise to clarify that you may be required to promptly file a post-effective amendment to the registration statement to reflect certain material changes to the offer.

The last paragraph of the section entitled “Conditions to the Exchange Offer” on page 29 has been revised to include the requested clarification.

Withdrawal of Tenders, page 32

10.	The second sentence of this section states, “Tenders of outstanding debentures may not be withdrawn at any time after such date unless the exchange offer is extended.” Revise this section to disclose the withdrawal rights required by Rule 13e-4(f)(2)(ii).

The first paragraph of the section entitled “Withdrawal of Tenders” on page 32 has been revised to include the requested disclosure.

Certain Material United States Federal Income Tax Consequences, page 63

11.	Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. Eliminate the terms “certain” and “summary.” Also revise the associated disclosure in the summary term sheet on page 4.

The subsection beginning on page 64 has been revised as requested. The associated disclosure on page 4 has been revised as requested.

12.	Revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences “should” be or “are more likely than not” to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine on a the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Finally, revise the risk factor on page 21 to clarify the risks involved in this uncertainty. Currently, the risk factor does not discuss the possible negative tax implications of this transaction if your position is not correct.

The section has been revised as requested. The risk factor on page 21 has been revised as requested.

13.	Eliminate the statement on page 64 that this disclosure is “for general information only.” Also, while you may recommend that investors consult their own tax advisors, particularly with respect to tax consequences that may vary on an individual basis, you may not “urge” them to do so. Eliminate this language from page 64.

The statement on page 64 has been deleted as requested. The reference to “urge” has been eliminated as requested.

Legal Matters, page 65

14.	Revise to disclose the name of counsel providing the tax opinion.

The section entitled “Legal Matters” on page 67 has been revised as requested.

Incorporation of Certain Documents by Reference, page 66

15.	We note that you incorporate into the Form S-4 future filings that you may make prior to termination of the exchange offer. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise. In this regard, please revise the Schedule TO-I and Form S-4 to incorporate your latest Form 10-Q, which was filed on November 3, 2004.

The Company hereby confirms the Schedule TO will be amended to specifically incorporate any future filings made by the Company with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the Exchange Offer if the information in any such filing is required to be incorporated by reference in the Schedule TO.

Item 10(a)(2) of the Schedule TO and the section of the Form S-4 entitled “Incorporation of Certain Documents by Reference” have been revised to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 filed by the Company with the SEC on November 3, 2004.

Exhibit 5.1 – Legality Opinion

16.	Have counsel confirm to us, in writing, that the reference and limitation to “the corporate laws of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We hereby confirm that the reference and limitation to “the corporate laws of the State of Delaware” includes the statutory provisions and all application provisions of the Delaware Constitution and reported judicial decisions interpreting the corporate laws of the State of Delaware.

17.	It is unclear why counsel has determined that it is appropriate to assume the new debentures will be duly authorized “when duly executed by the Company, authenticated by the Trustee and delivered in accordance with the terms of the New Indenture and as contemplated by the Registration Statement.”

We opine, without making any assumptions, that the new debentures have been duly authorized by all necessary corporate action on the part of the Company. On the date the Exchange Offer was commenced and the opinion was delivered, however, the new debentures were not duly executed by the Company, authenticated by the Trustee or delivered in accordance with the terms of the indenture governing the new debentures and as contemplated the Form S-4. Therefore, we were required to qualify our opinion based on the future due execution of the new debentures, authentication by the Trustee and delivery of the new debentures in accordance with the terms of the indenture governing the new debentures and as contemplated by the Form S-4.

Exhibit 8.1 – Tax Opinion

18.	Clarify that counsel opines as to the material federal income tax consequences of the transaction, rather than “certain” consequences.

Paragraph 4 of the tax opinion has been revised to clarify that we opine as to the material federal income tax consequences of the transaction.

19.	Counsel states that the related disclosure in the document “insofar as it constitutes statements of law or legal conclusions and except to the extent qualified therein, is correct in all material respects.” Have counsel revise this language in the tax opinion to confirm that the opinion set forth in the prospectus is the opinion of counsel. Revise the associated disclosure in the prospectus to clarify that it is the opinion of counsel.

The clause “insofar as it constitutes statements of law or legal conclusions and except to the extent qualified therein, is correct in all material respects” has been deleted from the tax opinion. The language in the prospectus has been revised as requested.

20.	Counsel may not imply that investors are not entitled to rely on counsel’s opinion. Please eliminate the statement in the last paragraph of the opinion that the opinion is provided “solely” for the board’s benefit.

The last paragraph of the tax opinion has been revised as requested.

* * * *

Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (650) 802-3020 or my colleague Kyle Krpata at (650) 802-3093.

Best Regards,

/s/  CRAIG W. ADAS

Craig W. Adas, Esq.